Mail Stop 3233
                                                            January 5, 2018

Via E-mail
Allen R. Hartman
Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft Suite 420
Houston TX 77057

       Re:    Hartman Short Term Income Properties XX, Inc.
              Registration Statement on Form S-4
              Filed December 7, 2017
              File No. 333-221930

Dear Mr. Hartman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
January 5, 2018
Page 2

3. Please provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

4. In order for investors to understand better the changes in your organizational structure, related party relationships, and ownership as a result of the mergers, please consider providing a graphical representation of your, Hartman XIX's, and HI-REIT's corporate structure and ownership prior to the mergers and your corporate structure and ownership after the mergers.

5. We note your disclosure on pages 46 and 48 that you include unaudited financial statements as of and for the period ended September 30, 2017 for Hartman XIX and HI-
        REIT. We also note your disclosure on page 56 and elsewhere that pro forma financial information is provided on page F-1. However, we are unable to locate these financial statements in the appendices. Please clarify and/or revise your filing to include this information.

Summary

The Combined Company, page 32

6. We note your statement that the Combined Company will have a total capitalization of approximately $600 million. Please explain how this number is calculated.

The Mergers, page 33

7. We note your disclosure that, upon completion of the Mergers, former Hartman XIX and
        HI-REIT stockholders will own approximately 51% of the diluted common equity of the
        Combined Company. Please disaggregate the percentage of the diluted common equity of the Combined Company to be held by the former Hartman XIX and HI-REIT stockholders, respectively.

Opinion of Financial Advisor, page 38

8. Please delete the statement that the summary of Pendo's opinion is "qualified in its entirety by reference to the full text of its written opinion" here and on page 191.
        Investors are entitled to rely upon your disclosure.

Affiliation of Hartman XX, Hartman XIX and HI-REIT, page 39

     9. We note your disclosure that "Mr. Hartman owns or controls . . . 100% of the issued and outstanding shares of HARTMAN XIX Common Stock." We also note your disclosure on page 31 and elsewhere that "Mr. Hartman indirectly owns 70% of the issued and outstanding shares of HARTMAN XIX Common Stock, with the remaining 30% of such
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
January 5, 2018
Page 3

       shares held by HIRM." Please reconcile these disclosures or explain to us why they are consistent.

Conditions to Completion of the Mergers, page 41

10. Please revise your disclosure in this section to clarify that the Hartman XIX Merger and the HI-REIT Merger are cross-conditioned, per your disclosure in the fourth bullet point under "Conditions to Completion of the Mergers Mutual Closing Conditions" on page
       221.

Termination Fee and Expense Reimbursements, page 43

11. We note your disclosure in this section that "[g]enerally, all fees and expenses incurred in connection with the Mergers and the transactions contemplated by the Merger
       Agreements will be paid by the party incurring those expenses." Please revise your disclosure here or elsewhere, as appropriate, to quantify the anticipated costs in connection with the mergers and describe how these costs will be allocated.

Selected Unaudited Pro Forma Consolidated Financial Information, page 49

12. Please revise the pro forma data provided throughout your filing to eliminate pro forma data for time periods other than those allowed under Rule 11-02(c) of Regulation S-X.

Unaudited Comparative Per Share Information, page 55

13. We note that you present Cash flow from operations per share. Please remove any liquidity measures presented on a per share basis from the filing. Refer to Accounting
       Series Release No. 142 and Question 102.05 of the updated Compliance and Disclosure
       Interpretations issued on May 17, 2016.
14. Please tell us what the Pro forma Equivalent measures represent, and how those are calculated. In your response, please clarify whether you have included any fair value adjustments within the measure of historical book value.

Risk Factors, page 61

15. It appears from the tabular disclosure under the heading "Unaudited Comparative Per
       Share Information" on page 55 that the mergers may have a dilutive effect on Hartman
       XX's book value per common share. Please include risk factor disclosure addressing this risk, or advise us why such disclosure is not material.

The Companies

Hartman XX
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
January 5, 2018
Page 4

Investment Portfolio, page 81

16. Please revise your disclosure in this section to include all of the disclosures required for certain properties by Item 15 of Form S-11, including without limitation occupancy rate expressed as a percentage for each of the last five years and average effective annual rental per square foot or unit for each of the last five years, or advise us why such disclosure is not required. Please include similar disclosure with respect to the portfolios held by Hartman XIX and HI-REIT, as applicable. Refer to General Instructions B.2 and
       C.2 of Form S-4.

Fees Paid to Hartman XX's Affiliates, page 102

17. We note that the disclosure on pages 101-102 includes a narrative description of debt financing fees, reimbursement for organization and offering costs, reimbursements for selection and acquisition of assets, and construction management fees payable to affiliates, but the table on page 102 does not include any amounts relating to those fee arrangements. Please revise to include or break out these fees, as applicable, or advise us why the current disclosure is appropriate.

Quantitative and Qualitative Disclosures about Market Risk, pages 122, 141, 157

18. We note your qualitative disclosure of interest rate risk associated with your outstanding debt. Please expand to provide your market risk disclosure using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

The Mergers

Background of the Mergers, page 180

19. We note your disclosure on page 180 regarding the alternatives for a liquidity event that the Hartman XX, Hartman XIX, and HI-REIT boards considered. Please elaborate as to the reasons why the Hartman XX, Hartman XIX, and HI-REIT boards decided to pursue the mergers instead of the other strategic alternatives to the extent discussed.

20. We note your disclosure in this section that Realty Capital International was engaged to advise the companies regarding the proposed mergers and subsequent initial public offering of the stock of the combined company. Please revise to describe in more detail the services that Realty Capital International performed in its role as an advisor to the companies.

Opinion of the Financial Advisor and Fairness Opinion, page 191

21. We note that the boards and special committees of Hartman XX, Hartman XIX, and HI-
       REIT reviewed appraisals prepared by WKW Financial Advisors and a fairness opinion
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
January 5, 2018
Page 5

       and valuation materials prepared by Herrera Partners in considering whether to pursue the mergers, and that Pendo Advisors reviewed such materials in preparing its fairness opinion. Please include the information required by Item 1015(b) of Regulation M-A and file such materials as exhibits or advise us why including the disclosure or filing the materials is not required. Please see Item 4(b) and Item 21(c) of Form
S-4.

22. Please revise your disclosure in this section to include all of the information required by
       Item 1015(b) of Regulation M-A, including without limitation a summary of the procedures Pendo followed, Pendo's findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from you or your affiliates, and any limitation imposed by you or your affiliates on the scope of the investigation. Refer to Item 4(b) of Form S-4.

Interests of Hartman XX, Hartman XIX and HI-REIT Directors and Executive Officers in the
Mergers

Conversion of Outstanding Shares of Hartman XX and HI-REIT Stock, page 213

23. Please revise the tables on page 213 and 214 to include the percentage of each class of stock held by each officer and director, respectively, before and after the mergers and related transactions. Refer to Item 201(b)(2) of Regulation S-K.

The Merger Agreements

Merger Consideration, page 217

24. Please revise your disclosure in this section or elsewhere, as appropriate, to describe how the merger consideration exchange ratios were determined or negotiated and the basis for and assumptions underlying the exchange ratios selected.

Exhibit 23

25. We note that the financial statement schedules included in the registration statement are not referenced in the audit consents. Please revise your disclosure to include this information or tell us why it is not necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
January 5, 2018
Page 6

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee,
Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
(202) 551-3207 or me at (202) 551-3466 with any other questions.

                                                           Sincerely,

                                                           /s/ Coy Garrison

                                                           Coy Garrison
                                                           Special Counsel
                                                           Office of Real
Estate and
                                                           Commodities
cc:    Mark T. Torok
       Aaron C. Hendricson